Apollo HOSPITALS
TOUCHING LIVES





10016004

SUPPL

10th June 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Allotment of Warrants to Dr. Prathap C Reddy

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Committee is meeting on Saturday, 12th June 2010 to consider and approve the allotment of 1,544,621 warrants convertible into equity shares to Dr. Prathap C Reddy pursuant to the special resolution approved by the members at the EGM held on 29th May 2010.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED



S.M. KRISHNAN
GENERAL MANAGER – PROJECT FINANCE
AND COMPANY SECRETARY



IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.